               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 10SB
                        AMENDMENT NO. 2

         GENERAL FORM FOR REGISTRATION OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                   VIAVID BROADCASTING, INC.
     (Exact name of Company as specified in its charter)

NEVADA							98-020-6168
-------------------------------                 ----------------
(State or other jurisdiction of			(I.R.S. Employer
incorporation or organization)                  Identification No.)

Suite 520, 625 Howe Street
Vancouver, British Columbia, Canada             V6C 2T6
-----------------------------------             -------
(Address of principal executive offices)        (Zip Code)

Registrant's telephone number,
including area code:	                        604-669-0047

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                 Name of each exchange on which
to be so registered                 each class is to be registered

None                                            None

Securities to be registered pursuant to Section 12(g) of the Act:

               25,000,000 Shares of Common Stock
               ---------------------------------
                       (Title of class)

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                       TABLE OF CONTENTS

                                                              Page
COVER PAGE                                                       1

TABLE OF CONTENTS                                                2

PART I                                                           3

DESCRIPTION OF BUSINESS                                          3

DESCRIPTION OF PROPERTY                                         18

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES         18

REMUNERATION OF DIRECTORS AND OFFICERS                          20

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS    21

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS       22

SECURITIES BEING REGISTERED                                     23

PART II                                                         25

MARKET PRICE OF AND DIVIDENDS ON THE  REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                     25

LEGAL PROCEEDINGS                                               25

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                   25

RECENT SALES OF UNREGISTERED SECURITIES                         25

INDEMNIFICATION OF DIRECTORS AND OFFICERS                       26

PART F/S                                                        28

FINANCIAL STATEMENTS                                            28

PART III                                                        29

INDEX TO EXHIBITS                                               29

SIGNATURES                                                      30

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                             PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative
2.

Item 6.  Description of Business

CORPORATE BACKGROUND

1.  Corporate Organization

ViaVid Broadcasting, Inc. (the "Company") is a Nevada corporation incorporated on January 20, 1999.

The Company conducts its business through its wholly owned operating subsidiary, ViaVid Broadcasting Corp. ("ViaVid"). ViaVid is a
British Columbia company incorporated on July 26, 1994.

2.  Acquisition of ViaVid Broadcasting Corp

The Company acquired ViaVid pursuant to an Acquisition Agreement dated January 26, 1999 by and between the Company and Mr. Paul Watkins, Ms. Cheryl Watkins, 549419 BC Ltd. and Kathler Holdings Ltd. (the "Acquisition Agreement"). As consideration for this transfer, the Company issued to Mr. Paul Watkins, Ms. Cheryl Watkins, 549419 BC Ltd. and Kathler Holdings Ltd. a total of 5,100,000 restricted shares of common stock of the Company.

ViaVid was an inactive British Columbia company from the date of its incorporation in July, 1994 to the time of its acquisition by Paul Watkins, Cheryl Watkins, Kathler Holdings Ltd. and 549419 B.C. Ltd. in October, 1998. ViaVid commenced operations of the ViaVid Business in November, 1998. ViaVid has not carried on any other business operations other than the ViaVid Business.

THE VIAVID BUSINESS

ViaVid provides its customers with video production and Internet news broadcasting and dissemination services (the "ViaVid Business"). The ViaVid Business is carried on through ViaVid's web site on the Internet at "www.viavid.com" (the "ViaVid Web Site"). It is the intent of the Company as part of its business plan to develop an internet video broadcasting company that offers a wide variety of video services utilizing streaming video technology.

1.  Development of the ViaVid Business

The ViaVid Business is still in the development stage. ViaVid started development of the ViaVid Business in November, 1998. ViaVid established the ViaVid Web Site in January, 1999. The Company spent $181,615 on development and start-up of the ViaVid Business. The ViaVid Business has generated revenues of $9,204 during the period from its incorporation to June 30, 1999.

2.  Further Description of the ViaVid Business

The Company is targeting public and financial companies as its customer base. The Company plans to

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offer the following services to these customers:

(1) 	Video production of news releases, corporate events and
corporate announcements;

(2)	Broadcast and dissemination of video productions from the ViaVid
Web Site over the Internet;

(3)	Assistance in making video productions available from the
customer's web site.

The Company has completed the development of its web site and is now in the process of starting video productions for customers and broadcasting these video productions via the Internet.

The Company has also started developing its own financial news broadcasts and video tapes for dissemination from the ViaVid Web
Site.

3.  Format of the ViaVid Web Site

The Company has developed the ViaVid Web Site with the objective of creating a financial resources site in which Internet users can access and view video productions of the Company's customers and the
Company's own financial news broadcasts.   The ViaVid Web Site has
been developed to enable users to access "channels". The Company launched its first channel, VBC News 1, in the first quarter of 1999.
 With sufficient funding, the Company plans to launch additional channels for broadcast via the ViaVid Web Site.

An Internet user accessing the ViaVid Web Site is presented with options on which video productions or financial news broadcasts to view. Upon selection, the ViaVid Web Site launches a "streaming" media program that enables the video production to be viewed by the user more efficiently. "Streaming" is the term used for computer data media files that begin playing at the same time they are being transmitted to the user's computer. As the name streaming suggests, files flow like a stream. Rather than attempting to send a whole reservoir of data at one time, streaming sends the first part of an audio or video clip through the Internet first, and then, while that clip is playing, the rest of the data is sent, arriving in time to be played. To make sure playback isn't interrupted if logjams slow the network, the player collects a small backlog of data, called a buffer, before it starts playing the first clip. If the data keeps flowing fast enough, playback is continuous. Thus, users only have to wait the few seconds it takes to create a buffer before viewing a file, regardless of whether the file lasts 30 seconds or 30 minutes.

The ViaVid Web Site also displays the Company's logo and advertisements from advertisers who have arranged to post their ads on the site.

REVENUE OPPORTUNITIES

The Company's objective is to derive revenue from three distinct services:

(1)	The broadcast of corporate overviews, press releases and
interviews with officials from public companies in the financial markets.

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(2)	Advertising.

(3)	Hosting and server storage of video footage and web content for corporate clients.

1.  The Broadcast of Corporate Information

The Company will produce and broadcast corporate overviews, updates, press releases and financial information for publicly traded companies to its viewing audience. The goal is to make these broadcasts a regular part of each customer's financial news dissemination process.

The Company will broadcast news coverage for both its customers who are paying a fee for the broadcast of news coverage, and for public companies where the Company deems the news coverage to be of interest to its audience. The Company's objective in broadcasting news coverage for public companies who are not paying customers is to enhance the content of the Company's broadcasts with the objective of building and maintaining an audience for the Company's customers who are paying for the broadcast of news coverage. The Company considers that building and maintaining an audience that views the Company's broadcasts is essential to the marketing and sales of the Company's broadcast services.

As a company releases news, a ViaVid news crew will arrive at the company's office, or any other pre-arranged location, to video company officials announcing their news in detail. The video footage would then be immediately edited into a streaming Internet video format and broadcast on ViaVid's VBC News 1 Channel from the ViaVid Web Site. The video footage may also be broadcast from the customer's own web site and other strategic financial sites. All footage shown outside of the ViaVid VBC News 1 Channel will be clearly identified as ViaVid footage with ties back to the ViaVid Channel. A fee will be charged to the Company's customers for the broadcast and dissemination of this information. The Company will re-evaluate the fees charged if the Company is successful in achieving market acceptance for its Internet broadcasting services and demand for the Company's Internet broadcast services increases. Each customer that broadcasts will bring its own audience to the channel which ViaVid will attempt to retain through its daily programming.

The Company is currently limited in the companies to which it can offer its Internet broadcast services by geographical and financial constraints. The Company has focused initially on public companies located in Vancouver, British Columbia due to the fact that the Company's operations and broadcast crews are located in Vancouver, British Columbia. The Company is able to provide services to companies located in other markets, but the Company's ability is constrained by financial and manpower limitations as any broadcast outside of the Vancouver area would require that the broadcast crew travel to the broadcast location. The cost and time involved in travel increases the cost to the Company of providing broadcast services to companies not in the Vancouver area. The Company's objective is to expand its operations to have broadcast crews located in principal financial regions in order to provide its broadcast services to a broader range of prospective customers. Expansion is subject to availability of funding and there is no assurance the Company will be able to expand its business operations to additional cities.

The Company perceives that there is demand by public companies with small capitalization's for the Company's corporate news broadcast via the Internet. The Company competes against other larger

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companies who also broadcast financial video on the Internet, including Bloomberg and CNBC. The Company believes that its Internet broadcast services are distinct from the services offered by large Internet broadcast companies such as Bloomberg and CNBC as these large Internet broadcast companies do not offer news coverage for small-cap public companies. In addition, these large Internet broadcasters do not offer the opportunity for small-cap public companies to pay for Internet news broadcast at affordable rates.

The Company's objective is to attract an audience which is interested in small cap public companies and who do not have any competing opportunity in which to view news being broadcast by small cap public companies.

2.  Advertising

As in the television broadcast industry, the Company anticipates that advertising revenues will make up the bulk of its future revenue.
The Company has developed the VBC News 1 Channel to take advantage of advertising revenue while broadcasting its news. The ViaVid Web Site can display multiple advertisements while broadcasting its video coverage through the VBC 1 Channel. This advertising format has been devised by the Company in order to increase potential advertising revenues.

3.  Hosting and Storage of Video Footage and Web Content

The Company will maintain the archived video footage produced for its corporate clients on its servers so that the footage can be re-broadcast on demand from the VBC News 1 Channel, the customer's own web site or other financial sites. The Company proposes to charge its customers a monthly fee for the maintenance and storage of this footage. The Company proposes to evaluate increases in the fee charged if demand for the Company's Internet broadcast services increases.

ViaVid will also offer the service of hosting and updating its customers' web sites for a monthly fee. In early marketing tests, a number of the companies requested the ViaVid video footage be incorporated into their web sites and indicated that they would rely on ViaVid's expertise with video on the web to provide them with the necessary web site programming.

BUSINESS DEVELOPMENT AND MARKETING STRATEGY

The Company has undertaken minimal marketing efforts to date, having focused largely on the development of the ViaVid Web Site. With the ViaVid Web Site and the VBC News 1 Channel now in operation, the Company is preparing to initiate more significant marketing efforts.

The Company's objective is to become the Internet broadcasting site of choice for public companies and the financial services industry. The Company intends to achieve this objective by pursuing the following key strategies:

1. Offering a Corporate News Broadcasting Service to Small-Cap
Public Companies.

The Company believes that there is market demand from small-cap public companies who want to broadcast corporate news and information on the Internet. As discussed above in The Broadcast of

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Corporate Information, the Company believes that small-cap public companies have not been able to achieve coverage on traditional media based Internet broadcast services such as Bloomberg and CNBC. The Company believes that there is a demand by small-cap public companies for Internet broadcast services which, to the knowledge of the Company, is not being met by competitors. The Company's objective is to meet this demand by providing Internet broadcasting services to small-cap public companies who have not had the opportunity to participate in Internet broadcasts. The Company's Internet broadcasts will be produced solely for broadcast via the Internet as opposed to being Internet broadcasts of television coverage.

The Company will target public and financial services companies as customers in order to educate them on the availability of the Company's service and technology. The Company believes that many potential customers are not aware of the Company's services and would take advantage of Internet broadcasting if the opportunity is presented to them.

The Company is aware of many competitors that provide both
conventional and Internet distribution of print-based news releases and corporate information for small-cap public companies.  One example of a competitor in the Company's principal market of
Vancouver, British Columbia is Canada Stockwatch Inc. which provides news dissemination services for small-cap public companies using both conventional print media and electronic distribution. Public companies such as Yahoo, Inc. and Microsoft Corporation also provide Internet access to news releases and corporate information released by small-cap
companies.   The Company views its Internet broadcast services as
being distinct to these print based distribution media sources. The Company's Internet broadcast services enables a small-cap company to deliver multi-media presentations with audio and video streaming which has the potential to offer greater impact to the public company's target audience. Greater impact may be achieved as the viewer can view representatives of the small-cap company delivering a news release or corporate information. Any presentation can be coupled with video images of a small-cap company's business operations and products. The presentation can also be integrated with a small-cap company's marketing information and corporate information, thereby reinforcing its corporate image. The Company is also able to broadcast events such as shareholder meetings and press interviews which are not typically published in a print-based format.

2. Increasing Awareness of the Web Site.

The Company operates in a market in which strong brand recognition is critical to differentiating itself and attracting a high-level of customer awareness and user traffic. Accordingly, the Company's strategy is to increase its visibility and brand recognition through a variety of marketing and promotional techniques.

Specifically, the Company intends to increase points of access by forming relationships with, and advertising on, leading web sites, such as StockHouse, Canada Stockwatch, Carlson Online, E*Trade, PC Quote, etc. Premier positioning on these sites is intended to give the ViaVid Web Site credibility with potential clients who are unfamiliar with the Company. The Company also proposes to reinforce the ViaVid brand in users' minds by employing consistent branding from the design of the ViaVid Web Site and logo.

The Company will pursue co-marketing arrangements by cross-linking with other web sites on the

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Internet.  The Company may post links to other web sites in return for that site posting the Company's link. The Company proposes to pursue cross-linking only where there is a mutually beneficial synergy with other web sites.

3. Promote Repeat Visits.

The Company has designed the ViaVid Web Site with an attractive and engaging format in order to enhance the experience of users and encourage repeat visits. The Company believes that repeat visits can be further encouraged by the addition of new video content on a daily basis.

4. Expansion of the Capabilities of the ViaVid Web Site.

The Company will attempt to continually enhance the functionality and attractiveness of the ViaVid Web Site by regularly updating the technology used to broadcast video information. The Company proposes to expand the capability of the ViaVid Web Site by adding additional channels according to perceived market demand.

5. Customer Monitoring and Data Gathering.

The Company believes that increased information regarding the customers using the ViaVid Web Site will assist the Company in marketing the ViaVid Web Site and increasing revenues. At present, the Company gathers minimal information regarding users of the site.
 The Company is proposing to expand the capability of the ViaVid Web Site to obtain personal and business profile information on users. This information will assist in marketing the site to advertisers who are prepared to pay for the placement of ads on the site. Information regarding the location, nature of business, income level and other marketing criteria of users of the ViaVid Web Site will assist in developing user profiles which will assist in maximizing advertising revenue and marketing the Company's video production and broadcast services.

6. Expand the Revenue Generating Capacity of the ViaVid Web Site

The Company will pursue alternate revenue streams for the ViaVid Web Site and the ViaVid Business. The Company also proposes to pursue arrangements with other companies whereby the Company may earn a commission or fee based on customers referred to web sites operated by other companies.

TECHNOLOGY

The Company uses commercially available licensed technology to operate the ViaVid Web-Site.

1.  Commercially Available Licensed Technology

The Company licenses commercially available technology whenever possible instead of purchasing custom-made or internally developed solutions. The Company believes that this strategy lowers operating costs, and allows it to concentrate more fully on creating content for the VBC News 1 Channel and developing new channels.

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2.  Operations

Substantially all of the Company's communications hardware and computer hardware is located at a leased facility in Vancouver, British Columbia, Canada. As a result, the Company's systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have fully redundant systems and has not yet completed implementing a formal disaster recovery plan. Despite the implementation of network security measures, the Company's servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of the Company's systems and similar disruptive problems. The Company's coverage limits on property and business interruption insurance may not be adequate to compensate the Company for all losses that may occur.

The Company uses independent Internet Service Providers to provide connectivity to the Internet, Internet traffic and data routing services and email services for the Company. The Company believes that these telecommunication and Internet service facilities are essential to its operation and anticipates upgrading these facilities, though more costly, telecommunication services in the future.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

The Company's performance and ability to compete are dependent to a significant degree on its proprietary content. The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by employees and consultants as the means to establish and protect its proprietary rights.

The Company has applied to the United States Trademark office for registration of "ViaVid" as a trademark in the United States. The Company has also applied to the Canada Patent and Trademark Office for registration of "ViaVid" as a trademark in Canada. No trademark has been issued to the Company for "ViaVid" in either the United States or Canada. The Company is not aware of any other companies currently using the name "ViaVid". The Company has conducted searches of trademark databases in both the United States and Canada and has not found any registration of the name "ViaVid" as a
trademark.   There is no assurance that the Company will be able
obtain a trademark for the "ViaVid" name, or that once obtained it will stand up to objections by others who have made prior use of the name. It is also possible that competitors of the Company or others will adopt product or service names similar to "ViaVid" or other service marks or trademarks of the Company, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect the name "ViaVid" adequately could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company also relies on a variety of technologies that it licenses from third parties, including its Internet server software, which is used in the Company's ViaVid Web Site to perform key functions.
There can be no assurance that these third-party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss or inability of the Company to maintain or obtain upgrades to any of these technology licenses, could result in delays in completing enhancements and have a material adverse effect on the Company's business, results of operations and financial condition.

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COMPETITION

In general, business on the Internet is rapidly being developed by companies with greater technical and financial resources than the Company. Competitors may target the Company's business directly and may offer services comparable to the Company's at no cost or at prices below the Company's cost. There is no assurance that the Company will have the financial or technical resources to compete with such action or competitors.

The Internet news dissemination market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. The Company currently or potentially competes with a variety of other companies. These competitors include:

(i)	Visual Data Corporation;

(ii) 	a number of indirect competitors that specialize in
Internet news broadcasting;

(iii)	conventional news broadcasting and dissemination services,
including television, newspapers, and magazines;

(iv) 	a variety of other companies that offer services similar to
that of the Company.

Increased competition is likely to result in reduced operating margins, loss of market share and reduced revenues, any one of which could materially adversely affect the Company's business, results of operations and financial condition. Many of the Company's current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than the Company. As a result, such competitors may be able to attract potential users away from the ViaVid Web-Site, and they may be able to respond more quickly to changes in customer preferences or to devote greater resources to the development, promotion and sale of their web sites than can the Company.

PLAN OF OPERATIONS

The Company currently intends to pursue the following plan of operations during the next twelve months:

1. The Company will continue to develop a customer base of public and financial companies who will use the Company services for digital video productions and Internet broadcasting. The Company anticipates it will spend approximately $100,000 on this marketing expense over the next twelve month period;

2. The Company will continue to develop the VBC News 1 Channel for broadcast from the ViaVid Web Site. The Company anticipates it will spend approximately $350,000 on this development expense over the next twelve month period;

3. The Company will evaluate additional channels for broadcast from the ViaVid Web Site, depending on market demand. The Company anticipates it will spend approximately $50,000 on additional

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channels over the next twelve month period;

4. The Company will evaluate whether to set up an additional office or offices in additional cities in order to expand the business of the Company and meet customer demand. The Company anticipates it will spend approximately $150,000 on additional offices over the next twelve month period if the Company determines to proceed with an additional office;

5. The Company will expand the ViaVid Web Site to attempt to extract marketing information and data from users in order to obtain a basis for earning advertising revenue. The Company anticipates it will spend approximately $10,000 on expansion of the ViaVid Web Site over the next twelve month period;

6. The Company will purchase additional equipment to expand the ViaVid digital video production studio and video production capabilities. The Company anticipates it will spend approximately $250,000 on additional production equipment over the next twelve month period.

In sum, the Company anticipates that it will spend approximately $1,000,000 over the next twelve month period in pursuing the Company's stated plan of operations. Of these anticipated expenditures, the Company anticipates that approximately $514,000 will be required to be spent on the Company's plan of operations in the next six months. Of this amount, the Company anticipates that $105,000 will be realized from operating revenues of the Company and $409,000 will be raised by additional equity financings of the Company. The Company is presently undertaking an offering of its shares of up to 1,000,000 shares of the Company's common stock at a price of $1.00 per share to persons who are "non-U.S. persons" in accordance with Regulation S of the United States Securities Act of 1933. See Part II - Item 4 "Recent Sales of Unregistered Securities". The Company has sold approximately $295,000 of this offering to date. If this offering pursuant to Regulation S is fully completed, the Company anticipates it will be able to complete the stated Plan of Operations without additional equity financing. However, the actual expenditures and business plan of the Company may differ from the stated Plan of Operations. The Board of Directors of the Company may decide not to pursue the stated Business Plan of Operations. In addition, the Company may modify the stated Plan of Operations based on the available amounts of financing in the event that the Company cannot achieve the required equity financings to complete the stated Plan of Operations. The Company does not have any arrangement in place for any debt or equity financing which would enable the Company to meet the Stated Plan of Operations.

In the event the Company is not successful in achieving any further sales of its common stock, the Company anticipates that it could sustain its business operations for approximately six months without additional equity financing based on the Company's current cash position and revenues presently being realized by the Company.

The Company is currently receiving revenues from video production and hosting services. The Company anticipates an increase in revenue from production, advertising and hosting video footage and web content if the Company is successful in increasing its viewership over the next twelve months.

Notwithstanding the above plan of operations, as the Company has had a short operating history with minimal revenues, the management anticipates continuing operating losses in the foreseeable future. The Company bases this expectation in part on the following:

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1. The Company will incur substantial marketing expense in order to advertise and promote the ViaVid Web Site, to establish a customer base and to increase the usage of the ViaVid Web Site.

2. Increased usage of the ViaVid Web Site will lead to increased operating expenses and require additional capital expenditures on new computer equipment, software and technology.

3. Operating expenses will continue to increase as the Company expands the technical capabilities of the ViaVid Web Site.

4. Operating expenses will increase as the Company solicits potential customers and completes video productions for customers for broadcast via the ViaVid Web Site.

5. Operating expenses will increase as the Company solicits potential advertisers and attempts to enter into agreements for advertising on the ViaVid Web Site.

6. Operating expenses will increase as the Company undertakes to implement programs to monitor usage of the ViaVid Web Site and develops customer profiles of its users.

Even so, it should be noted that the Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include, but are not limited to:

1. the ability to increase usage of  the ViaVid Web Site;

2. the ability to attract customers who are prepared to pay for broadcast of video productions via the ViaVid Web Site;

3. the timing, cost and availability of advertising on other web sites comparable to the Company's and over other media;

4. the amount and timing of costs relating to expansion of the Company's operations;

5. the announcement or introduction of competing web sites and products of competitors; and

6. general economic conditions and economic conditions specific to the Internet and electronic commerce.

The Company believes the above statements may be forward-looking statements. Actual results of the Company and the Company's actual plan of operations may differ materially from what is stated above. Factors which may cause the actual results of the Company or its actual plan of operations to vary include, among other things, decisions of the board of directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, changes in the Internet business or general economic conditions and those other factors identified herein.

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YEAR 2000 RISK

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company's assessment has included an assessment of computer hardware systems and web site operations systems. The Company has determined that its internal computer hardware systems and web site operations systems and operations are Year 2000 compliant. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has completed upgrading of all third party licensed software to ensure Year 2000 compliance. The Company has relied upon the written representations of each of the third parties from whom the Company licenses third party software that the upgraded software is Year 2000 compliant. While the Company has relied upon representations by third parties, the Company cannot give any assurance that all third party licensed software will be Year 2000 compliant. The Company has implemented all Year 2000 software patches for the software used by the Company in its operations, including software patches for the Company's Microsoft operating system. The Company will continue to implement any new software patches for Year 2000 problems provided by software manufacturers through to January 1, 2000.

The Company has investigated the Year 2000 compliance of all computer hardware purchased by the Company since commencement of operations. The Company has relied upon representations by hardware manufactures that all computer hardware purchased is Year 2000 compliant. While the Company has relied upon representations by manufacturers, the Company cannot give any assurance that all computer hardware will be Year 2000 compliant.

The Company has made inquires of its Internet service provider, AT&T Corp. (AAT&T@), as to the Year 2000 compliance of the Internet service provider's systems and operations. AT&T has given representations to the Company that its systems and operations are Year 2000 compliant. However, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Internet service provider's systems and operations or experienced by the Internet service provider as a result of third party problems.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the inability of the Web Site to function due to the inability of the computer hardware systems and web site operations systems to function properly and disruptions to telecommunications services experienced by Internet service providers and their users throughout the world.  Under this
worst case scenario, the Company would not be able to continue operations and the Web Site would be inoperable until such time as the Company had replaced or upgraded computer hardware or
software components.   If the Year 2000 problem affects the Company's
Internet service provider, the Web Site would remain inoperable until the Internet service provider re-commenced operations or until a replacement Internet service provider had been found. In a worst case scenario, the Year 2000 problem will result in increased expense to the Company and decreased revenues being earned from the Web Site or delay the realization of revenues from the Web Site. The Company estimates that the cost of re-establishing operations with a replacement Internet service provider would be approximately $7,500.
 The Company is not able to estimate the potential loss of revenue and cost of business description resulting from a worst-case scenario with Year 2000 problems.

Estimated Year 2000 Costs

The Company anticipates that the cost to the Company would be in the form of lost revenues, delays in achieving the Company's plan of operations and the expense of re-establishing web site operations. The Company is not able to quantify the cost of a worst-case scenario. The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $10,000. The Company anticipates incurring internal costs of less than $5,000 in completing its Year 2000 compliance plan. The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has purchased computer hardware and software on the basis of representations by manufacturers as to Year 2000 compliance.

Contingency Planning

The Company is developing a contingency plan to address situations that may result if the Company is affected by Year 2000 problems. Contingency plans include back-up of all computer software databases.
 The Company is unable to make contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system-wide slowdown or breakdown. The Company's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm the Company's business.

EMPLOYEES

The Company has six (6) full-time employees, including Mr. Brian Kathler as President of the Company and Ms. Cheryl Watkins as Secretary and Treasurer of the Company. The Company has no part-time employees. The Company also conducts its business primarily through agreements with its consultants and arms-length third parties. The services of Mr. Brian Kathler, President of the Company, are provided pursuant to a consulting agreement between the Company and Kathler Holdings Ltd., a private company controlled by Mr. Kathler, as discussed below. The services of Mr. Paul Watkins, a director of the Company, are provided pursuant to a consulting agreement between the Company and Watkins Communications, as discussed below. Watkins Communications is a private company controlled by Mr. Watkins. The services of Mr. Kathler and Mr. Watkins are provided through consulting agreements with companies controlled by each of Mr. Kathler and Mr. Watkins at the request of Mr. Kathler and Mr. Watkins. Each of Mr. Kathler and Mr. Watkins have indicated to the Company their preference for such arrangements due to their business reasons.

The services of Mr. Brian Kathler, President of the Company, are provided pursuant to a Consulting Contract dated February 1, 1999 by and between the Company and Kathler Holdings Ltd. ("Kathler Agreement"). The Kathler Agreement requires, among other things, that Mr. Brian Kathler will act as the Company's President, providing the following services: (1) exercising general direction and supervision over the business and financial affairs of the Company;
(2) providing overall direction to the management of the Company; (3) managing the day to day operations of the Company; (4) performing such other duties and observing such instructions as may be reasonably assigned to him from time to time by the Board of Directors; and (5) generally at all times abiding by all lawful directions given to him by the Board of Directors of the Company.
The Kathler Agreement provides for a term of one year. The compensation payable by the Company to Kathler Holdings Ltd. was increased from $5,000 per month to $7,500 per month effective August 31, 1999 in accordance with the terms of the Kathler Agreement which provided for a compensation review after six months from commencement of the Kathler Agreement. The services of Mr. Kathler under this agreement are on a full time basis. A copy of the Kathler Agreement is provided herewith and made a part hereof by this reference. For more information on Mr. Kathler, see the section on "Directors, Executive Officers and Significant Employees" below.

The services of Mr. Paul Watkins as director and consultant are provided to the Company pursuant to a Consulting Contract between the Company and Watkins Communications Inc. ("Watkins Agreement"). The Watkins Agreement requires, among other things, that Mr. Paul Watkins act as the Company's director and consultant, providing the following services: (1) exercising general direction and supervision over the marketing and development of the business of the Company; (2) providing direction to the management of the Company; (3) assisting with the day to day operations of the Company; (4) performing such other duties and observing such instructions as may be reasonably assigned to him from time to time by the Board of Directors; and (5) generally at all times abiding by all lawful directions given to him by the Board of Directors of the Company. The Watkins Agreement provides for a term of one year. The compensation payable by the Company to Watkins Communications Inc. was increased from $5,000 per month to $7,500 per month effective August 31, 1999 in accordance with the terms of the Watkins Agreement which provided for a compensation review after six months from commencement of the Watkins Agreement. The services of Mr. Watkins under this agreement are on a full time basis. A copy of the Watkins Agreement is provided herewith and made a part hereof by this reference. For more information on Mr. Watkins, see the section on "Directors, Executive Officers and Significant Employees" below.

The Company employs Ms. Cheryl Watkins as its Secretary and Treasurer to provide administrative, accounting and corporate services to the Company. Ms. Watkins is an employee at will without a written employment agreement, and is paid $4,000 CDN per month for her services. For more information on Ms. Watkins, see the section on "Directors, Executive Officers and Significant Employees" below.

The Company believes that the compensation paid to Kathler Holdings Ltd. and Watkins Communications Inc. and Ms. Cheryl Watkins was below market compensation rates for companies in the Company's industry. The consultant fees paid to Kathler Holdings Ltd. and Watkins

Communications Inc. were increased effective August 31, 1999 to bring these rates of remuneration closer to market rates. The Company believes that the terms of the agreements with Kathler Holdings Ltd., Watkins Communications Inc. and Ms. Cheryl Watkins are at least as fair to the Company as would have been obtained from an unrelated third party in an arms-length negotiation..

The services of Mr. O. Ronald Jones as Vice President of finance are provided on a part time basis as an independent contractor, without any formal written agreement with the Company. Consulting fees paid to Mr. Jones are made on the basis of actual services provided, as and when agreed by the Board of Directors.

The Company has four additional employees who provide video production services to the Company.

These individuals and their duties are:

Name of Employee      Duties
----------------      --------------------------------
Erica Henderson       Videographer, Films video shoots
                      and edits video for streaming on
                      internet

Chelsea Atchison      Video Production Coordinator.
                      Organizes video shoots and
                      provides production assistance
                      for VBC News 1

Aubyn Freybe-Smith    Video Editor.  Edits all video
                      shoots prior to streaming on the
                      internet

Bryan Dyck            Systems Administrator

In addition to the above employees, Ms. Tiffany Burns provides broadcast services to the Company as a consultant.

The Company has no written employment or consulting agreements with any of the above-named persons.

None of the Company's employees are represented by a labor union, and the Company considers its employee relations to be good. Competition for qualified personnel in the Company's industry is intense, particularly for software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

The Company does not maintain key person life insurance.

The Company also depends on several third parties in conducting operations, including the following:

* the Company does not own a gateway onto the Internet, but instead relies on an Internet service provider to connect the ViaVid Web Site to the Internet; and

* the ViaVid Web Site depends on operating system, database, and server software that has been developed, produced by and licensed from third parties.

The Company has limited control over these third parties and has no long-term relationships with any of them. If the Company is unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if the quality of products and services by such third parties falls below a satisfactory standard, the Company's business could be harmed. Also, any loss of or inability to maintain or obtain upgrades to certain of its technology licenses could result in delays in developing the Company's systems until equivalent technology could be identified, licensed or developed, and integrated.

RESEARCH AND DEVELOPMENT EXPENDITURES

Since the commencement of the ViaVid business in November, 1998, the following amounts have been spent by the Company on start-up and development expenses:

November 1,1998 to      March 31, 1999      November 1, 1998
March 31, 1999          to June 30, 1999    to June 30, 1999
------------------      ----------------    ----------------
$75,104                 $106,511            $181,615

Start-up and development expenses have consisted of expenses associated with product development, including development of the ViaVid Web Site and the VBC News 1 Channel, business development and market development.

GOVERNMENT REGULATION

Due to the increasing popularity and use of the Internet, it is likely that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase the cost of doing business or otherwise have a harmful effect on the Company's business. Government regulation may also impact the introduction of high speed Internet access to consumers. The functionality of the ViaVid Web Site and its attractiveness to users is enhanced using high speed Internet access over conventional access.

The Company may have to qualify to do business in other jurisdictions. As the Company's broadcasts will be available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign Company in each such state and foreign country.
 Failure to qualify as a foreign company in a jurisdiction where required to do so could subject the Company to taxes and penalties.

There are no material environmental protection laws that will apply to or effect the Company's business.

TRADING OF THE COMPANY'S COMMON STOCK

There is currently no market for the Company's common stock and there is no assurance that a market will develop. If a market develops, the Company anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

* actual or anticipated variations in the Company's results of operations;
* the Company's ability or inability to generate new revenues;
* increased competition; and
* conditions and trends in the Internet and electronic commerce industries.

Further, the Company hopes to have its common stock traded on the Nasdaq OTC Bulletin Board. Companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. The Company's stock price may be adversely impacted by factors which are unrelated or disproportionate to the operating performance of the
Company.   The trading prices of many technology companies' stocks
are currently at or near historical highs and reflect price earnings ratios substantially above historical levels. These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.


Item 7.  Description of Property

The primary business activities of the Company and ViaVid are carried on at leased premises located at Suite 520, 625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6. The premises are comprised of 1,862 square feet and are leased for a term of one year expiring on February 29, 2000. The Company does not lease or own any other property.


Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions, ages and biographical information.

Directors

Name of Director        Age
----------------        -----
Brian Kathler           36

Paul Watkins            35

Officers

Name of Officer         Age         Office
---------------         -----       -------
Brian Kathler           36        	President

Cheryl Watkins          30        	Secretary/Treasurer

O. Ronald Jones         56        	Vice-President of Finance

Mr. Brian Kathler is a director and the President of the Company and ViaVid. He has served as a director of ViaVid since October 31, 1998. Mr. Kathler has been employed since 1994 as follows:

1994 - 1996            MPR Teltech, Senior Software Engineer,
                       Team Lead
                       - MPR Teltech is a company involved in the business of telephone research

1996 - 1997 	     Riptide Technologies, Director Consulting
                       Services
                       - Riptide Technologies is a company involved in the business of software consulting

July 1997 - Nov. 1998  Self employed computer consultant.

Dec. 1998 - Present    ViaVid Broadcasting Corp., President
                       and Director

Mr. Kathler possesses more than fourteen years of experience in the computer software development, consulting and management industry. Most recently, Mr. Kathler has provided technical consulting services to several public companies based in Vancouver, British Columbia, Canada as a self-employed computer consultant. Mr. Kathler was a co-founder and a director of Riptide Technologies based in Surrey, British Columbia, Canada from 1996 to 1997. Over his fourteen years, Mr. Kathler has worked in a number of areas of the software development industry ranging from programming to assisting companies in getting started. Mr. Kathler was appointed as director and President of the Company on January 20, 1999.

Mr. Paul Watkins is a director of the Company and ViaVid and is the founder of Watkins Communications Inc., an Internet marketing and news dissemination company with clients in the financial industry. Watkins Communications Inc. has numerous clients listed on the Vancouver Stock Exchange, Alberta Stock Exchange and Toronto Stock Exchange for which it electronically files and disseminates press releases and financial information. Mr. Watkins has a background in computer sciences and has over 10 years experience in the business of investor communications. Mr. Paul Watkins and Ms. Cheryl Watkins are husband and wife.

Mr. Watkins has been the President and Director of Watkins
Communications Inc. from 1994 to the present. Mr. Watkins was appointed a director of the Company on January 20, 1999.

Ms. Cheryl Watkins is the Secretary/Treasurer of the Company and ViaVid. Ms. Watkins was appointed as Secretary/Treasurer of the Company on January 20, 1999. Ms. Watkins has over 10 years of experience as a legal assistant in the area of securities and corporate commercial work. She is the co-founder of Watkins Communications Inc., a British Columbia company which provides public companies with a variety of investor communications services. Ms. Watkins has been employed since 1994 as follows:

Oct 98 - Present		ViaVid Broadcasting Corp. - Corporate
                        Secretary, Treasurer, and Administration

Oct 97 - Present		Watkins Communications Inc. - Corporate
                        Secretary and Administrative Consultant
                        for Publicly Traded Companies

Mar 97 - Jul 98		Princeton Financial Services -
                        Administrator and Legal Support

Mar 96 - Mar 97		Gerald J. Shields Law Corp - Administrator
                        and Legal & Accounting Support

Feb 94 - Mar 96		Strategic Capital - Administrator and
                        Legal & Accounting Support

Mr. O. Ronald Jones is Vice-President of Finance of the Company. Mr. Jones is the president and a director of O. Jones Financial Corp., a private company which provides corporate finance and investor relation services. Mr. Jones has been president and director of O. Jones Financial Corp. since 1994. Mr. Jones was appointed as Vice-President of Finance of the Company on January 20, 1999.

Item 9.  	Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid officers and directors for the period from the commencement of the ViaVid Business to July 31, 1999. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                  SUMMARY COMPENSATION TABLE


Name of Individual or 	Capacities in which 	    	Aggregate
Identity of Group		Remuneration was Received   	Remuneration
---------------------   -------------------------     ------------

Brian Kathler           Director and President        $23,450

Paul Watkins            Director                      $23,450

Cheryl Watkins          Secretary/Treasurer           $14,740

O. Ronald Jones         Vice President, Finance       $ 8,543

Officers and Directors  Directors and Officers        $70,183
                        of the Company as a Group

*Payment is made in Canadian Dollars, but is provided above in US
Dollars based on a conversion rate of 1.4925 Canadian to $1.00 U.S. as of August 31, 1999.

The Company anticipates compensation being increased upon the Company achieving sufficient revenues and/or financing to pay such increased compensation.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of September 15, 1999, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding, and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address    Number of Shares  Percentage of
Title of class  of beneficial owner	of Common Stock   Common Stock(1)
--------------  ------------------- ----------------  ---------------
Common Stock    Brian Kathler(2)    1,700,000         27.5%
                Director, President
                40 - 16061 85th Avenue
                Surrey, BC  V4N 4Y5

Common Stock    Paul Watkins          850,000         13.8%
                Director
                187 East Braemar Road
                North Vancouver, BC
                V7N 1P7

Common Stock    Cheryl Watkins        850,000         13.8%
                Secretary and
                  Treasurer
                187 East Braemar
                  Road
                North Vancouver, BC
                V7N 1P7

Common Stock    O. Ronald Jones       300,000          4.9%
                Vice-President,
                  Finance
                Suite 605 -
                  1155 Homer Street
                Vancouver, BC
                  V6C 5T5

Common Stock    Bob Gamon(3)        1,700,000         27.5%
                4768 Woodgreen
                West Vancouver, BC

Common Stock    All Officers and
                  Directors         3,700,000         59.9%
                  as a Group
                  (4 persons)

(1)	Based on 6,179,000 shares of Common Stock of the Company issued and outstanding on September 15, 1999.

(2)	The 1,700,000 shares of common stock beneficially owned by Brian
Kathler are registered in the name of Kathler Holdings Ltd.

(3)	The 1,700,000 shares of common stock beneficially owned by Bob
Gamon are registered in the name of 549419 BC Ltd., a private company. Mr. Gamon is the sole director and officer of 549419
BC Ltd. and is the owner of all of the voting common shares of 549419 BC Ltd.

There are no options, warrants or rights to purchase securities issued by the Company or any of its subsidiaries held by any of the above named individuals.

Item 11.  Interest of Management and Others in Certain Transactions

Except as set forth below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party since the incorporation of the Company in January, 1999, or in any proposed transaction to which the Company is to be a party:

(A)	any director or officer of the Company;

(B)	any proposed nominee for election as a director of the Company;

(C)	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company's common stock; or

(D)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company acquired ViaVid pursuant to the acquisition agreement dated January 26, 1999 between the Company and Mr. Paul Watkins, Ms. Cheryl Watkins, 549419 BC Ltd. and Kathler Holdings Ltd. Mr. Brian Kathler is a director and President of the Company and is a director and the owner of 60% of the voting shares of Kathler Holdings Ltd., a private company. Kathler Holdings Ltd. was issued 1,700,000 shares of the Company's common stock on completion of the Acquisition
Agreement.   Mr. Paul Watkins is a director of the Company and was
issued 850,000 shares of the Company's common stock on completion of the Acquisition Agreement. Ms. Cheryl Watkins is the Secretary/Treasurer of the Company and was issued 850,000 shares of the Company's common stock upon completion of the Acquisition
Agreement.   Mr. Bob Gamon is a director and is the owner of all of
the voting shares of 549419 BC Ltd., a private company . 549419 BC Ltd. was issued 1,700,000 shares of the Company's common stock on completion of the Acquisition Agreement. The shares issued to 549419 BC Ltd. represent more than 10% of the voting rights attached to the Company's common stock outstanding.

In addition, Kathler Holdings Ltd. and Watkins Communications Inc. have entered into consulting contracts (attached hereto), in which those companies provide the services of Mr. Brian Kathler as President and Mr. Paul Watkins as director and consultant, respectively, in exchange for a payment of $7,500 per month each. See Section on "Employees" provided above.

The Company has repaid loans to the following shareholders and directors of the Company:

Shareholder             Loan Repayment   Balance Outstanding
-----------             --------------   -------------------
Kathler Holdings Ltd.   $3,240.56        NIL
549519 B.C. Ltd.        $4,520.00        NIL
Paul Watkins            $4,790.39        NIL

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 25,000,000 shares of common stock, par value $0.001 per share (the "Common Stock").
As of September 15, 1999, a total of 6,179,000 shares of Common Stock are issued and outstanding.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of
directors.   Holders of a majority of the voting power of the Common
Stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote of the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro-rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of the Common Stock.

Options

The Company has not issued and does not have outstanding any options to purchase shares of the Common Stock. The Company anticipates approving an incentive stock option plan for its directors, officers, employees and permitted consultants.

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock.

                              PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

There is no present public market for the Company's Common Stock.
The Company anticipates applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement.
There can be no assurance that a public market will materialize.

As of the date of this registration statement, there were thirty-three (33) registered shareholders in the Company.

None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

The Company has not declared any dividends since its incorporation in
January, 1999.   There are no dividend restrictions that limit the
Company's ability to pay dividends on Common Stock.

Item 2.  Legal Proceedings

The Company is not currently a party to any legal proceeding which may or could have a material adverse impact on the Company or its operations.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its incorporation in January, 1999.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 5,100,000 common shares on January 27, 1999 pursuant to the Acquisition Agreement to the persons and companies noted herein. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933 to the former shareholders of ViaVid, each of whom is now a director, officer or owner of more than 10% of the Company's issued and outstanding common stock. The 5,100,000 shares of common stock are "restricted" shares, as defined in the Act.

The Company completed an offering of 500,000 shares of Common Stock to two (2) purchasers at a price of $0.01 per share on February 2, 1999. The purchasers were O. Ronald Jones, Vice-President of Finance of the Company, and David Jones, the son of Ronald Jones. The offering was completed pursuant to Rule 504 of Regulation D of the Act.

The Company completed an offering of 100,000 shares of Common Stock to eight (8) purchasers at a price of $0.50 per share on February 12, 1999 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

The Company completed an offering of 184,000 common shares to twelve
(12) purchasers at a price of

$1.00 per share on April 5, 1999 pursuant to Rule 504 of Regulation D of the Act. The offeringwas completed to persons known to the officers and directors of the Company.

The Company completed an offering of 100,000 common shares to one (1) purchaser at a price of $1.00 per share on June 14, 1999 pursuant to Regulation S. The purchaser is a private European investor. The Company completed the sale of 30,000 common shares to two (2) purchasers at a price of $1.00 per share on July 30, 1999. The Company completed the sale of 165,000 common shares to four (4) purchasers at a price of $1.00 per share on September 15, 1999.
These offerings were completed pursuant to Regulation S of the Act. The Company has agreed to file a registration statement in accordance with the Act in order to qualify these shares for resale upon effectiveness of this Registration Statement and clearance of all of the SEC's comments.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided by the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a Company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a Company's Articles of Incorporation (which is not the case with the Company's Articles of incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company,
(iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under Nevada law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

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

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

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

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the period ending March 31,
1999, including:

(a)	Consolidated Balance Sheet;

(b)	Consolidated Statement of Operations;

(c)	Consolidated Statement of Stockholders' Equity;

(d)	Consolidated Statement of Cash Flows;

(e)	Notes to the Consolidated Financial Statements.

2. 	Consent of Auditor

3.	Unaudited financial statements for the period ending June 30,
1999, including:

(a)	Consolidated Balance Sheet;

(b)	Consolidated Statement of Operations;

(c)	Consolidated Statement of Stockholders' Equity;

(d)	Consolidated Statement of Cash Flows;

(e)	Notes to the Consolidated Financial Statements.

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

                             PART III
                        INDEX TO EXHIBITS

Exhibit 1:	Articles of Incorporation

Exhibit 2:	By-Laws of the Company

Exhibit 3:	Acquisition Agreement dated January 26, 1999 between
            the Company and Mr. Paul Watkins, Ms. Cheryl Watkins,
            549419 BC Ltd. and Kathler Holdings Ltd.

Exhibit 4:	Consulting Contract with Kathler Holdings Ltd.

Exhibit 5:	Consulting Contract with Watkins Communications Inc.

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

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 1999

VIAVID BROADCASTING, INC.


By:	\s\ Brian Kathler
      ____________________________
      Brian Kathler
      President and Director


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